June 22, 2007

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:       Jill Davis

Mark A. Wojciechowski

Re:                             American Crystal Sugar Company

Form 10-K for the Fiscal Year Ended August 31, 2006 Filed November 29, 2006

File No. 033-83868

Dear Ms. Davis and Mr. Wojciechowski:

On behalf of American Crystal Sugar Company (the “Company”), I am responding to your comment letter dated June 8, 2007 (the “Letter”) regarding the Company’s Form 10-K for the fiscal year ended August 31, 2006 (the “10-K”) and Form 10-Q for the quarterly period ended November 30, 2006 (the “10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2006, and January 16, 2007, respectively.

The following responses to your comments are numbered to correspond to the numbered paragraphs contained in the Letter.  We have also included the text of your original questions in order to facilitate review.

Form 10-K for the Fiscal Year Ended August 31, 2006

Notes to the Consolidated Financial Statements, page A-8

Note 10 Employee Benefit Plans, page A-16

1.                                       In your response to comment four from our letter dated April 26, 2007 you explain that you do not believe your long-term incentive plans fall within the scope of APB 25 or SFAS 123, as the plans “…do not provide the participants of these plans with stock, an option to purchase stock, or any other type of equity instrument.”  Within your

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disclosure under Item 11 “Executive Compensation” you include the value of the contract rights issued under these long-term incentive plans as compensation, and your characterization within the notes to the consolidated financial statements of the contract rights received under these plans is as “deferred compensation to certain key executives”.  Paragraph one of SFAS 123 explains that this statement establishes a fair value based method of accounting for stock-based compensation plans.  Appendix E of SFAS 123 defines a stock-based compensation plan, as arrangements under which the employer incurs a liability to the employee in amounts based on the price of the employer’s stock.  We also note from paragraph seven of SFAS 123 that the accounting for stock-based compensation arrangements with employees or others are included within the scope of SFAS 123.  Within Note 10 to the consolidated financial statements you explain that the value of the contract rights issued under these long-term incentive plans are “related to the value of preferred shares of the Company”.  As such, it continues to be unclear why you believe the awards issued under your long-term incentive plans do not fall within the scope of SFAS 123.  Please explain in detail.

In response to your request above, please find the following explanation:

1.                                       The Company believes that the contract rights issued under its long-term incentive plans are not stock based compensation because the contract rights actually granted are only tangentially related to our preferred shares by virtue of the measurement mechanism the Board of Directors is required to use when determining the value of any contract right.

SFAS 123’s definition of a stock-based compensation plan contained in Appendix E (which essentially reads the same as paragraph 6 of the standard) is as follows:

Stock-Based Compensation Plan - A compensation arrangement under which one or more employees receive shares of stock, stock options, or other equity instruments, or the employer incurs a liability(ies) to the employee(s) in amounts based on the price of the employer’s stock.

Since the Company’s Long-Term Incentive Plan’s (LTIPs) do not result in the issuance of any form of equity instrument the Company has concentrated its response on the bolded portion of the above definition.

When the Company grants contract rights to employees the Company incurs a liability but that liability is not based on the current market price of the Company’s preferred shares.  Rather, the contract rights are valued solely by the Company’s Board of Directors.  The LTIPs require the Board of Directors to make this determination because there is no means of gathering actual market trade information for the preferred shares.

The Company’s stock does not trade on a stock exchange or on an over-the-counter market.  Any buying or selling of the Company’s preferred stock occurs in privately negotiated transactions between farm producers.  A typical share trade for Company’s stock consists of one farm operator directly selling his/her shares to another farm operator.  Many times this is a result of a party responding to an ad in the newspaper to sell stock.  While many other times word of mouth communications result in a phone call to parties who are willing to sell Company shares.  Still others may go through a sales broker (no affiliation with the Company) who will assist in bringing buyer and seller together.

Given the fact the stock price is not available, the Company’s Board of Directors is charged with determining the value of the contract rights.  To accomplish this task the Directors may consider various known stock trades personally to them, if any.  The Directors have very limited knowledge as to what value the Company’s preferred stock has been trading.  The Director’s only insight to stock prices may be verbal discussions with other shareholders and/or they may obtain information from a sales broker.  Such information represents only a percentage of all stock transactions that take place, is typically anecdotal, and may well be from a trade that has occurred months ago.  The Directors consider this random information when determining the value of the contract rights under the LTIP.  The Board of Directors has no ability to determine the current fair market value of the Company’s preferred stock.

Given the fact that the Board sets the value of the contract rights and this determination is only tangentially related to the value of the Company’s preferred stock, the Company concluded that the LTIPs do not meet the scope of SFAS 123.  However in future filings the Company does agree that disclosure in Footnote 10, of the Notes to the Consolidated Financial Statements, and Item 11, of Form 10-K, should be better written to accurately describe how the contract rights are valued.  The Company will indicate that it is the Board of Directors’ sole responsibility to determine the value of the contract rights granted under the Company’s LTIPs.

The Company also believes that the expense recognized for our LTIPs, regardless of method, is immaterial to the Company’s results.  The table below displays total contract rights granted under the Company’s LTIP programs for the past 5 years.  The expense shown reflects a fully vested intrinsic value of those contract rights at grant date and is also shown as a percent of the Company’s net proceeds for each year presented.

Fiscal Year	Rights Granted	Full Intrinsic Expense	Net Proceeds	Percent of Net Proceeds
2006	306.05	$581,495	$445,091,480	0.13%
2005	122.01	219,618	373,259,979	0.06
2004	316.69	554,212	473,121,991	0.12
2003	246.82	431,943	361,901,940	0.12
2002	307.10	460,648	398,587,647	0.12

Average	259.73	$449,583	$410,392,607	0.11%

The Company has also analyzed the impact of the LTIPs from a balance sheet liability standpoint and has determined that any change, regardless of method, would also be immaterial to the balance sheet.

* * * *

The Company respectfully submits its responses to your questions in the Letter.  In addition to the responses above, duly elected officers of the Company have executed the attached acknowledgement on behalf of the Company.

After you have had a chance to review the above response, please call me to discuss any further questions or comments you might have on these responses.

Very truly yours,

/s/ Kimberly A Lowe

Kimberly A. Lowe
Attorney
Direct Dial: 612.492.7324
Email: klowe@fredlaw.com

cc:                                 Joseph J. Talley

Thomas S. Astrup

James J. Horvath

David Berg

Mark Kalvoda

Ronald Petersen

Ty Inglis

Daniel C. Mott

COMPANY ACKNOWLEDGEMENT

The undersigned, each a duly elected officer of the American Crystal Sugar Company (the “Company”), by his signature below, acknowledges as of the date set forth below that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert a staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN CRYSTAL SUGAR COMPANY

Dated:	June 22, 2007	/s/ Mark Kalvoda
By: Mark Kalvoda

Dated:	June 22, 2007	/s/ Thomas Astrup
By: Thomas Astrup